15046453

SEC Mail Processing Section
RECEIVED
FEB 27 2015
WASH. D.C.
201

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
| --- |
| **8-48744** |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **Citizens Securities, Inc. (doing business as CCO Investment Services Corp.)**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID.NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**770 Legacy Place**
(No. and Street)

| **Dedham** | **Massachusetts** | **02026** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Gary Cuccia** **(781) 551-5133**

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – if individual, state last, first, middle name)

| **200 Berkeley Street** | **Boston** | **Massachusetts** | **02116** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, **Gary Cuccia**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Citizens Securities, Inc (doing business as CCO Investment Services, Corp.)** as of and for the year ended December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gary Cuccia

Signature

CFO and Senior V.P.

Title

Barbara Passalacqua

Notary Public

BARBARA PASSALACQUA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 26, 2018

# CITIZENS SECURITIES, INC.
# (DOING BUSINESS AS CCO INVESTMENT SERVICES, CORP.)

(SEC I.D. No. 8-48744)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

## CITIZENS SECURITIES, INC.
**(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)**

**TABLE OF CONTENTS**

# Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Citizens Securities, Inc. (d.b.a. "CCO Investment Services Corp.")

We have audited the accompanying financial statements of Citizens Securities, Inc. d.b.a. "CCO Investment Services Corp." ("the Company"), an indirect wholly owned subsidiary of Citizens Financial Group, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. These supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2015

## CITIZENS SECURITIES, INC.
**(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2014**
**(In thousands, except share figures)**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 28,484 |
| Restricted cash — deposits with clearing organizations | 120 |
| Commissions receivable — net of reserves of $414 | 5,034 |
| Fees receivable | 3,736 |
| Employee loan advances — net of reserves of $194 | 7,495 |
| Deferred commissions | 4,849 |
| Furniture and equipment — net of accumulated depreciation of $1,363 | 479 |
| Due from affiliates | 4,125 |
| Deferred tax asset — net | 2,306 |
| Other assets | 1,552 |
| TOTAL | $ 58,180 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| LIABILITIES: | |
| Accrued incentive compensation | $ 10,785 |
| Due to affiliates | 246 |
| Securities sold not yet purchased | 572 |
| Accrued expenses and other liabilities | 6,925 |
| Total liabilities | 18,528 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $0.01 par value — authorized, 8,000 shares; issued and outstanding, 100 shares | - |
| Additional paid-in capital | 17,689 |
| Retained earnings | 21,963 |
| Total stockholder's equity | 39,652 |
| TOTAL | $ 58,180 |

See notes to financial statements.

## CITIZENS SECURITIES, INC.
**(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)**

**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2014**
**(In thousands)**

| | |
|---|---|
| REVENUES: | |
| Commissions | $ 119,615 |
| Fees | 21,698 |
| Total revenues | 141,313 |
| EXPENSES: | |
| Employee compensation and benefits | 66,477 |
| Services and management fee to Parent | 20,684 |
| Clearing and investment management advisory fees | 8,131 |
| Outside service fees | 4,127 |
| Occupancy and equipment | 1,801 |
| Licenses and regulatory fees | 1,280 |
| Legal and audit | 1,121 |
| Travel and entertainment | 609 |
| Communications | 363 |
| Other expenses | 2,851 |
| Total expenses | 107,444 |
| INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES | 33,869 |
| INCOME TAX EXPENSE | 13,190 |
| INCOME FROM CONTINUING OPERATIONS | 20,679 |
| DISCONTINUED OPERATIONS (NOTE 3): | |
| INCOME FROM DISCONTINUED OPERATIONS | 2,343 |
| INCOME TAX EXPENSE | 935 |
| NET INCOME | $ 22,087 |

See notes to financial statements.

## CITIZENS SECURITIES, INC.
**(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2014**
**(In thousands)**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| BALANCE — January 1, 2014 | $ - | $ 17,689 | $ 23,876 | $ 41,565 |
| Net income | | | 22,087 | 22,087 |
| Dividends to Parent | | | (24,000) | (24,000) |
| BALANCE — December 31, 2014 | $ - | $ 17,689 | $ 21,963 | $ 39,652 |

See notes to financial statements.

## CITIZENS SECURITIES, INC.
**(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)**

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2014**
**(In thousands)**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 22,087 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Amortization of employee loan advances | 1,804 |
| Depreciation and amortization | 618 |
| Deferred income taxes | (1,197) |
| Changes in operating assets and liabilities: | |
| Decrease in commissions receivable | 502 |
| Increase in fees receivable | (404) |
| Increase in due from affiliates | (595) |
| Increase in employee loan advances and repayments, net | (2,111) |
| Increase in other assets | (435) |
| Increase in accrued incentive compensation | 2,135 |
| Decrease in due to affiliates | (326) |
| Increase in securities sold not yet purchased | 10 |
| Increase in accrued expenses and other liabilities | 1,283 |
| Net cash provided by operating activities | 23,371 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of furniture and equipment | (205) |
| Increase in deposits with clearing organizations | (50) |
| Net cash provided by investing activities | (255) |
| CASH FLOWS FROM FINANCING ACTIVITIES — Dividends paid to Parent | (24,000) |
| DECREASE IN CASH AND CASH EQUIVALENTS | (884) |
| CASH AND CASH EQUIVALENTS — Beginning of year | 29,368 |
| CASH AND CASH EQUIVALENTS — End of year | 28,484 |
| SUPPLEMENTAL CASH FLOW DISCLOSURES — Income tax payments | $ 15,666 |

See notes to financial statements.

## 1. NATURE OF OPERATIONS

Citizens Securities, Inc. (doing business as CCO Investment Services Corp.) (the "Company"), a Rhode Island corporation incorporated on September 21, 1995, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company has filed documents with various regulatory authorities to change its name to Citizens Securities, Inc. The applications are in various stages of approval. When approval is received from all regulatory authorities the name of the Company will be formally changed to Citizens Securities, Inc.

The Company is a wholly owned subsidiary of Citizens Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of Citizens Financial Group, Inc. (CFG). CFG is a majority-owned subsidiary of The Royal Bank of Scotland Group plc (RBSG). The Company commenced operations on January 19, 1996, and distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services.

The Company introduces brokerage transactions for clearance and execution services to National Financial Services Corporation (NFSC), an unrelated third party on a fully disclosed basis. The agreement between the Company and NFSC provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from NFSC on a daily basis, requiring customers to deposit additional collateral or reduce positions and reserving for doubtful accounts, when considered necessary.

The Company's customer base is primarily concentrated in New England, Pennsylvania, New York and the Midwest. Revenues are dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** — The financial statements include the accounts of the Company and are prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

**Use of Estimates** — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to accrued incentive compensation, income taxes, fair value, fees receivable, reserve for doubtful accounts and other contingencies.

**Revenue Recognition** — Commission revenue represents commissions received from the sales of mutual funds, fixed and variable annuities, traditional life insurance products, unit investment trusts, market-linked CDs and structured notes, and other brokerage related transactions. The Company recognizes commission income on these products on a trade date basis.

In addition, the Company also earns commissions on asset-based fees such as 12b-1 fees and investment management advisory fees that are charged to the funds and credited to the Company over a stated period. The Company recognizes these fees when they are earned.

The Company recognizes fee revenue from customers on individual retirement accounts and customer account inactivity fees, which are accrued in the period in which they are earned.

Also, the Company recognizes fees related to referrals received from Oppenheimer and RBS Securities Inc. (an affiliate) for services of introducing clients to underwritings of SEC registered securities and loans. Revenue is accrued when the majority of the deals are completed and are trued-up upon final settlement.

**Cash and Cash Equivalents** — For the purposes of reporting cash flows, balances include cash and money market accounts with an original maturity of less than 90 days. At December 31, 2014, cash equivalents included $28,321 of money market mutual funds.

**Deposits at Clearing Organizations** — Represents the cash account balance that is required to be maintained at clearing organizations based on clearing services agreements. As of December 31, 2014, $100 and $20 were held at NFSC and the Depository Trust & Clearing Corporation, respectively.

**Securities Sold Not Yet Purchased** — Securities sold not yet purchased, are recorded at fair value, with related changes reflected in results of operations for the period.

**Employee Loan Advances, net** — To recruit and retain financial consultants, the Company offers employee advances to financial consultants who meet specific criteria. Advances paid to financial consultants are charged to employee compensation and benefits on a straight line basis over a five to seven year period, which represents the period of loan forgiveness. Should a financial consultant leave employment of the Company before the end of the term of the note, the remaining balance of the advance would be repayable to the Company. The Company records a reserve for advances made to financial consultants who have left the Company prior to full amortization of the note.

**Deferred Commissions** — For certain commissions that are received over a period of time, as opposed to immediately upon sale, the Company will pay its financial consultants an amount that represents an estimate of such commissions to be earned over the initial twelve months of the contract as well as finders fees for newly managed (wrap) assets which are amortized over the life of the assets not to exceed five years. Such payments are recorded as an asset, and are amortized over the respective period. Payouts to the financial consultants for the remaining terms of such income are paid out on the same basis as the related income is received.

**Fair Value of Financial Instruments** — Certain financial assets and liabilities are measured at fair value on the Company's statement of financial condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are classified within one of three levels in the valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

*Level 1* — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.

*Level 2* — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by market data for substantially the full term of the financial instrument.

*Level 3* — Unobservable inputs to the valuation methodology that are supported by little or no market information and that are significant to the fair value measurement.

Financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Refer to Note 11 for further details.

**Incentive compensation** — The Company maintains two incentive compensation plans for which it provides additional compensation to its financial consultants. The two plans are as follows:

- The annual production deferred bonus plan is based on current year commission sales, which are accrued for in the period of the commission sales and paid out in full, after a four (4) year period has elapsed. If a financial consultant terminates his employment with the Company, the entire amount of the compensation accrued for under the plan is forfeited back to the Company. The Company applies a forfeiture rate against the total of the accrual awards, which is based on the historical forfeitures under this plan.

- The incentive plan deals with the accrual and payment of commissions based on the general sale of fund products through the Company. The payouts under this are generally paid out within a month of being earned by the financial consultant.

In addition, the Company maintains an annual bonus plan which involves the award of cash and restricted stock units from CFG to certain executives of the Company. A restricted stock unit is the right to receive shares of CFG stock on a future date, which may be subject to time-based vesting conditions and/or performance-based vesting conditions. Time-based restricted stock units granted historically have generally become vested ratably over a three-year period. Compensation expense is accrued on a straight line basis over the requisite service period.

## 3. DIVESTITURES

In June 2014, CFG sold 103 retail branches, small business operations and select middle market relationships located in Illinois to US Bank.

The Company's financial consultants generate customer sales and revenues from these branches which were sold during the second quarter of 2014. Therefore, the Company has reported the operating results of these branches as discontinued operations within the statement of income for the year ended December 31, 2014. Revenues related to discontinued operations were $4,639 and operating expenses of discontinued operations were $2,296.

## 4. TRANSACTIONS WITH RELATED PARTIES

At December 31, 2014, the Company maintained $1 in demand deposit accounts with its Parent which are included in Cash and Cash Equivalents.

The Company has entered into investment services agreements with its Parent. The Company provides securities brokerage and investment advisory services to customers at bank branches of the Parent. The Parent provides support services to the Company and allocates direct and indirect costs attributable to the Company. Such costs include, but are not limited to costs of the bank personnel servicing the Company, communication and data line expenses, data center and technology, audit and general overhead. For the year ended December 31, 2014, the total fees incurred were $20,684, which were included in services and management fee to Parent in the statement of income. In addition, $759 in occupancy charges were also paid to the Parent.

The Company has a service agreement with RBS Securities Inc., a division of RBSG, for the purpose of providing services for introducing the Company's clients to underwritings of SEC registered securities offerings and loan products of RBS Securities, Inc. In 2014, the Company received fees of $12,283, which are recorded as fees on the statement of income and incurred expenses in conjunction with those fees of $1,605, which are included in other expenses on the statement of income.

The Company participates in a non-contributory pension plan sponsored by CFG (the "Plan" or "qualified plan") that was closed to new hires and re-hires effective January 1, 2009 and frozen to all participants effective December 31, 2012. Benefits under the Plan are based on employees' years of service and highest 5-year average eligible compensation. The Plan is funded on a current basis, in compliance with the requirements of ERISA. The Company also provides an unfunded, non-qualified supplemental retirement plan (the "non-qualified plan"), which was closed and frozen consistent with the qualified plan.

For the year ended December 31, 2014, the pension retirement benefit expense resulted in a net gain of approximately $94 to the Company, which is included as a component of employee compensation and benefits expense on the statement of income.

## 5. EMPLOYEE LOAN ADVANCES

During the year ended December 31, 2014, the Company paid $3,549 in new employee loan advances and the on-going amortization of new and existing employee loan advances amounted to $1,804. Amortization expense is included as a component of employee compensation and benefits expense on the statement of income.

As of December 31, 2014, the balance of the Company's employee loan advances totaled $14,146 offset by accumulated amortization of $6,651, netting to a balance of $7,495. Accumulated amortization consists of amortization expense, loan repayments and reserves. Over the year, the Company's reserve for doubtful accounts increased $3 to $414 as of December 31, 2014.

## 6. DEFERRED COMMISSIONS

During the year ended December 31, 2014, the Company paid $3,359 to its financial consultants for commissions to be earned over the relevant period. Additionally, the Company amortized $3,219 of previously deferred commissions for the year ending December 31, 2014. This amount is recorded on the statement of income within the employee compensation and benefits line.

As of December 31, 2014, the Company has accrued a balance of $4,849 for deferred commissions. This amount is recorded on the statement of financial condition within the deferred commissions line.

## 7. FURNITURE, EQUIPMENT AND SOFTWARE

Furniture, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets, typically four to ten years.

| | Cost |
|---|---|
| Furniture | $ 26 |
| Equipment | 1,816 |
| Total furniture and equipment | 1,842 |
| Less: accumulated depreciation | (1,363) |
| Furniture and equipment — net | $ 479 |

Capitalized software assets are reported as a component of other assets in the balance sheet.

| | Cost |
|---|---|
| Software | $ 4,381 |
| Software in process | 73 |
| Total software | 4,454 |
| Less: accumulated amortization | (3,613) |
| Software — net | $ 841 |

## 8. ACCRUED INCENTIVE COMPENSATION

Under its various accrued incentive compensation plans, as of December 31, 2014, the total accrued under each of the plans is as follows:

| | |
|---|---|
| Annual production deferred bonus plan | $ 5,794 |
| Accrued incentive plan | 3,735 |
| Annual bonus plan | 1,256 |
| Total | $ 10,785 |

The amount is included in the statement of financial condition, within the accrued incentive compensation line.

## 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2014, the Company had net capital of $10,146, which was in excess of the required net capital of $1,197 by $8,949. The Company's ratio of aggregate indebtedness to net capital was 1.77-to-1.

## 10. INCOME TAXES

The Company, along with other affiliates, is included in the consolidated federal tax return filed by CFG and in certain combined and unitary state returns. For federal taxes and for taxes in states in which the Company is included in a combined or unitary return, the Company computes its current and deferred tax provision using the applicable consolidated, combined or unitary tax rate. The Company settles its income tax provision/(benefit) with CFG by agreement through intercompany accounts. At December 31, 2014, the amount payable to CFG was $1,649, which is included in accrued expenses and other liabilities.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes from continuing operations for the year ended December 31, 2014, were as follows:

| | |
|---|---|
| Current income taxes: | |
| Federal | $ 11,996 |
| State | 2,391 |
| Total current income tax provision | 14,387 |
| Deferred income taxes: | |
| Federal | (988) |
| State | (209) |
| Total deferred income tax provision | (1,197) |
| Total income tax provision from continuing operations | $ 13,190 |

The effective income tax rate differed from the U.S. federal income tax rate of 35% primarily as a result of state taxes.

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2014, as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Accrued expenses | $ 4,607 |
| State net operating loss | 1 |
| Deferred tax liabilities: | |
| Depreciation | (381) |
| Deferred commissions | (1,921) |
| Net deferred tax asset | $ 2,306 |

The Company, as part of certain consolidated or combined returns, is subject to examination by the Internal Revenue Service (IRS) and various states, and is presently not under examination by the IRS. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the statement of income.

There were no uncertain tax positions relating to the Company as of and during the year ended December 31, 2014.

## 11. FAIR VALUE MEASUREMENTS

The valuation techniques used to measure the Company's assets and liabilities at fair value depends upon the specific nature of the asset and liabilities. The following is a description of the valuation methodologies and summary of assets and liabilities measured at fair value on the statement of financial condition on a recurring basis at December 31, 2014:

*Money Market Mutual Funds* — Fair value is determined based upon unadjusted quoted market prices and is considered a Level 1 fair value measurement.

| | 2014 | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Fair Value |
| Assets — money market mutual funds | $28,321 | $ | $ | $ 28,321 |

There were no transfers between Levels 1 and 2 during the year ended December 31, 2014.

## 12. RISKS AND UNCERTAINTIES

The Company generates a significant portion of its revenues by providing securities and brokerage services to domestic customers. Revenues for these services are transaction-based. The Company also receives revenues based on customers' asset values. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

The Company clears all of its securities transactions through its clearing broker, NFSC, on a fully disclosed basis. NFSC records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet

risk of loss on such transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

## 13. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims for regulatory matters. The aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. Legal reserves have been established when it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Once established, reserves are adjusted when there is additional information available or when an event occurs requiring a change.

In addition, the Company estimates possible losses in which there is no accrued liability related to legal proceedings. At December 31, 2014, the range of possible loss in excess of the Company's recorded accrual is approximately $290.

## 14. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2014 through February 26, 2015, the date the financial statements were issued and is not aware of any other subsequent events which would require disclosure in the financial statements.

## SUPPLEMENTAL SCHEDULES

## CITIZENS SECURITIES, INC.
**(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)**

**COMPUTATION OF NET CAPITAL**
**FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**AS OF DECEMBER 31, 2014**
**(In thousands)**

| COMPUTATION OF NET CAPITAL | As Filed | Adjusted | | Amended |
|---|---|---|---|---|
| TOTAL STOCKHOLDER'S EQUITY | $ 39,557 | $ 95 | (a) | $ 39,652 |
| DEDUCTIONS AND/OR CHARGES — Non-allowable assets: | | | | |
| Commissions and fees receivable — net | 6,964 | 68 | (a) | 7,032 |
| Employee loan advances — net | 7,495 | | | 7,495 |
| Furniture, equipment and software — net | 1,320 | | | 1,320 |
| Due from affiliates | 5,026 | | | 5,026 |
| Deferred commissions | 4,789 | 59 | (a) | 4,848 |
| Other assets | 2,936 | 234 | (a) | 3,170 |
| Total non-allowable assets | 28,530 | 361 | | 28,891 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | 11,027 | (266) | | 10,761 |
| HAIRCUT ON SECURITIES | (615) | | | (615) |
| NET CAPITAL | $ 10,412 | $ (266) | | $ 10,146 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | | | |
| MINIMUM NET CAPITAL REQUIREMENT (Representing 6-2/3% of aggregate indebtedness) | $ 1,179 | | | $ 1,197 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER | $ 100 | | | $ 100 |
| NET CAPITAL REQUIREMENT | $ 1,179 | | | $ 1,197 |
| EXCESS NET CAPITAL | $ 9,233 | | | $ 8,949 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | | | |
| AGGREGATE INDEBTEDNESS | $ 17,690 | $ 266 | (a) | $ 17,956 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 170 % | | | 177 % |

Note:
The above chart and subsequent descriptions details the differences between these financial statements and the Company's unaudited FOCUS Report submitted January 27, 2015 as of December 31, 2014.

(a) - Tax and audit adjustments.

## CITIZENS SECURITIES, INC.
**(An Indirect Wholly Owned Subsidiary of Citizens Financial Group, Inc.)**

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section (k)(2)(ii) of the Rule.

# Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Citizens Securities, Inc. d.b.a. "CCO Investment Services Corp."

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Citizens Securities, Inc. d.b.a. "CCO Investment Services Corp." (the "Company"), an indirect wholly owned subsidiary of Citizens Financial Group, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2015

# CITIZENS SECURITIES, INC.
## Exemption Report

Citizens Securities, Inc. (doing business as CCO Investment Services Corp.) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:

   a. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section (k)(2)(ii) of the Rule.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from June 1, 2014 through December 31, 2014, without exception.

Citizens Securities, Inc.

I, Gary Cuccia, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Gary Cuccia
Chief Financial Officer and SVP

Barbara Passalacqua
Notary Public

February 26, 2015

BARBARA PASSALACQUA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 26, 2018